Capitalisation and Indebtedness	Exhibit 99.1

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2014
(000)
Share capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,498,184

£m
Group shareholders’ equity
Called up share capital	4,125
Share premium account	16,684
Other reserves	2,724
Other equity instruments	4,322
Retained earnings	31,712

Shareholders’ equity excluding non-controlling interests	59,567
Non-controlling interests	6,391

Total shareholders’ equity	65,958

Group indebtedness(1)
Subordinated liabilities(2)	21,153
Debt securities in issue	86,099

Total indebtedness	107,252

Total capitalisation and indebtedness	173,210

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	14,547
Performance guarantees, acceptances and endorsements	6,777

Total contingent liabilities	21,234

Documentary credits and other short-term trade related transactions	1,091

Standby facilities, credit lines and other commitments	290,171

1.	“Group indebtedness” includes interest accrued as at 31 Dec 2014 in accordance with International Financial Reporting Standards.
2.	On 23rd February 2015, Barclays Bank PLC 4.75% Fixed Rate Subordinated Notes worth US$150,000,000 matured

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